Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 27, 2007

To the holders of Delhaize Group American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the extraordinary general meeting of shareholders to be held on Friday, April 27, 2007, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

At the extraordinary general meeting, provided that a quorum of at least fifty percent of the company’s share capital is present at the meeting, Delhaize Group’s shareholders will consider and vote on amendments to the articles of association concerning: (i) the power of the Board of Directors to increase the share capital of Delhaize Group; (ii) the power of the Board of Directors to have Delhaize Group repurchase its own shares; (iii) the progressive conversion of Delhaize Group ordinary shares in bearer form to dematerialized form; and (iv) the voting in writing at shareholder meetings, as further detailed in this information statement. A comparison of the current language and the proposed revised language of the articles of association is available on the Internet at Delhaize Group’s website (www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 27, 2007, the agenda items will be reproposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 24, 2007 at 3:00 pm, local time, at the same location, without a quorum requirement. Delhaize Group’s depositary, The Bank of New York, has fixed the close of business on March 15, 2007 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote at the April 27 meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote at the April 27 meeting.

You may vote your shares with respect to the April 27 meeting by following the procedures specified in a separate notice by Delhaize Group’s Depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext.2529. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-212-815-3700 for international calls.

Pierre-Olivier Beckers
President and Chief Executive Officer

Item (1)

Amendment to Article 9 A., 1st indent of

Delhaize Group’s articles of association

The Board is authorized under Article 9 A. of the Company’s articles of association for a period of five years expiring on June 14, 2007 to increase the share capital of the Company in one or several times up to Forty-Six Million One Hundred Ninety-Six Thousand Three Hundred Fifty-Two euros (EUR 46,196,352). The Board used such authorization mainly to issue convertible bonds for additional equity financing and to issue subscription rights as incentive to managers and officers of the Company or its subsidiaries.

The circumstances in which the Board may decide to increase the share capital of the Company are assessed by the directors in the best corporate interests of the Company.

In case of a share capital increase, the Board is authorized to limit or revoke, in the interest of the Company, the preferential rights provided by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the Company or its subsidiaries.

The Special Report of the Board on the renewal of its powers with respect to the authorized capital prepared pursuant to Article 604 of the Belgian Company Code is available at the Company’s website (www.delhaizegroup.com).

The Board proposes and recommends that the shareholders approve an amendment to Article 9 A., first indent of the Company’s articles of association, which grants authority to the Board to increase the share capital of the Company up to the amount of Forty-Eight Million Three Hundred Ninety-Four Thousand Four Hundred Eighty-Five euros (EUR 48,394,485), for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

Item (2)

Amendment to Article 10, 4th indent of

Delhaize Group’s articles of association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2007, to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes and recommends that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

Item (3)

Amendments to Article 12 and article 32 of Delhaize Group’s articles of association

Article 12 of the Company’s articles of association currently provides that securities are in bearer or registered form. The Belgian law dated 23 December 2005 on the abolition of bearer securities however requires that Belgian companies that have securities listed on a regulated market, such as the Company, amend their articles of association before December 31, 2007 in order to provide for (i) the possibility of issuing dematerialized securities and (ii) the progressive automatic conversion of bearer securities into dematerialized securities. Under Belgian law, bearer securities (titres au porteur / effecten aan toonder) are securities represented by a certificate which entitle its holder to exercise all rights attached to the security merely by holding it. Dematerialized securities (titres dématérialisés / gedematerialiseerde effecten) are securities represented by entries, under the name of their holders, in the book of a depositary institution.

The Board therefore proposes and recommends that the shareholders approve an amendment to Article 12 of the Company’s articles of association which provides for (i) the possibility of having securities in bearer, registered or dematerialized form, (ii) the automatic conversion of bearer securities deposited in a securities account as of January 1, 2008 to dematerialized securities as from that date, (iii) the automatic conversion to dematerialized securities of bearer securities deposited in a securities account after January 1, 2008 at the date of such deposit, (iv) for bearer securities issued on or prior to December 23, 2005 that have not been deposited in a securities account by December 31, 2013 to be automatically converted, their automatic conversion to dematerialized securities as of January 1, 2014, and (v) for bearer securities issued after December 23, 2005 that have not been deposited in a securities account by December 31, 2012 to be automatically converted to dematerialized securities as of January 1, 2013.

In addition, the Board proposes and recommends that the shareholders approve the insertion, after the first indent of Article 32 of the Company’s articles of association, of an indent which provides for the notification procedure applicable to holders of dematerialized securities in order to exercise their rights at the general meeting of shareholders.

Item (4)

Adoption of

Article 37, 5th indent of Delhaize Group’s articles of association

The Board proposes and recommends that the shareholders approve the addition of a fifth indent to Article 37 of the Company’s articles of association which provide for the possibility for any shareholder to vote in writing at any general meeting of shareholders using a form to be provided by the Company.

Item (5)

Power to Implement the Proposals

The Board proposes and recommends that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

Annex 1 to

Exhibit 99.2

DELHAIZE GROUP SA

40, SQUARE MARIE CURIE

1070 BRUSSELS, BELGIUM

REGISTER OF LEGAL ENTITIES 0402.206.045 (BRUSSELS)

WWW.DELHAIZEGROUP.COM

AGENDA OF THE EXTRAORDINARY GENERAL MEETING TO BE HELD AT THE CORPORATION SUPPORT

OFFICE OF THE COMPANY ON APRIL 27, 2007

1.	Powers of the Board of Directors with respect to the authorized capital

1.1. Special report of the Board of Directors regarding the renewal of authorized capital.

1.2. Amendment of article 9 A., 1st indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of article 9 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-eight million three hundred ninety-four thousand four hundred eighty-five Euros (Euros 48,394,485) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.”

2.	Powers of the Board of Directors with respect to acquisition of shares of the Company

Amendment of article 10, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“In addition, on April 27, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 27, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

3.	Dematerialization of securities

3.1. Amendment of article 12 of the articles of association.

Proposed resolution: Proposal to replace the article 12 of the articles of association with the following text:

“Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities issued on or prior to December 23, 2005 that shall not have been deposited in a securities account by December 31, 2013 shall be automatically converted to dematerialized form as of January 1, 2014. Bearer securities issued after December 23, 2005 that shall not have been deposited in a securities account by December 31, 2012 shall be automatically converted to dematerialized form as of January 1, 2013.”

3.2. Amendment of article 32 of the articles of association.

Proposed resolution: Proposal to insert as second indent of article 32 of the articles of association as follows:

“Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting. “

4.	Vote in writing

Addition of one indent to article 37 of the articles of association.

Proposed resolution: Proposal to add the following indent after the fourth indent of article 37 of the articles of association:

“Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.”

5.	Powers

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”